The information in this pricing supplement is not complete and may be changed. We may not deliver these securities until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, Pricing Supplement dated November 6, 2006
PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 138 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated , 2006
Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Floating Rate Notes
6-Month Libor-Linked Range Accrual Notes due 2021

     For the period from and including the original issue date for the notes to but excluding December 6, 2007, interest on the notes will be payable quarterly at a fixed rate of 7.00 -7.50% per annum. For the period from and including December 6, 2007 to but excluding the maturity date, interest, if any, will be payable quarterly at a variable rate equal to (a) 7.00 -7.50% per annum times (b) a fraction, the numerator of which is the number of calendar days in the interest payment period on which the reference rate is within the reference rate range and the denominator of which is the total number of calendar days in the interest payment period. The actual interest rate will be determined on the day we price the notes for initial sale to the public, which we refer to as the pricing date.

     Beginning December 6, 2007 and on each interest payment date thereafter, we will have the right to redeem all of these notes and pay to you 100% of the par value of the notes plus any accrued and unpaid interest to but excluding the redemption date. If we decide to redeem the notes, we will give you notice at least five business days before the redemption date specified in the notice.

     We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.

     We may increase the principal amount prior to the original issue date, but we are not obligated to do so.

Principal amount:	$	Interest payment dates:	Each March 6, June 6, September 6
Maturity date:	December 6, 2021		and December 6, beginning March
Settlement date (original			6, 2007; provided that if any such
issue date):	December 6, 2006		day is not a business day, that
Interest accrual date:	December 6, 2006		interest payment will be made on the
Issue price:	100%		next succeeding business day but no
Redemption percentage at			adjustment will be made to the
redemption date:	100%		interest payment period or to any
Redemption dates:	On December 6, 2007 and each		interest payment made on any
	interest payment date thereafter		succeeding business day.
	For the period from and including	Interest payment period:	Quarterly
Interest rate:	the original issue date to but	Book-entry note or
	excluding December 6, 2007 7.00-	certificated note:	Book-entry note
	7.50% per annum.	Senior note or subordinated
	For the period from and including	note:	Senior note
	December 6, 2007 to but excluding	Calculation agent:	Morgan Stanley Capital Services
	the maturity date, the interest rate		Inc.
	shall be determined as follows: (x)	Agent:	Morgan Stanley & Co. Incorporated
	7.00-7.50% per annum times (y)	Minimum denomination:	$1,000 and integral multiples
	N/ACT (calculated on an		thereafter
	actual/actual day count basis);	Specified currency:	U.S. dollars
	where N = the total number of	Business day:	New York
	calendar days in the applicable	CUSIP:	61745EUE9
	interest payment period on which the	Other provisions:	See below
reference rate is within the reference
rate range (“accrual days”) and
ACT = the total number of calendar
payment period.

The notes involve risks not associated with an investment in ordinary floating rate notes.

See Risk Factors beginning on Page PS-2

Terms not defined above have the meanings given to such terms in the accompanying prospectus and prospectus supplement.

PRICE 100% PER NOTE

	Price to Public	Agent’s Commissions(1)	Proceeds to Company

Per note	100%	2.00%	98.00%
Total	$	$	$
(1)	The Notes will be issued at $1,000 per Note and the agent’s commissions will be $20 per note; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of Notes will be $996.25 per Note and $16.25 per Note, respectively, for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of Notes will be $994.375 per Note and $14.375 per Note, respectively, and for any single transaction to purchase $5,000,000 or more principal amount of Notes will be $992.50 per Note and $12.50 per Note, respectively. Agent’s commissions allowed to dealers in connection with the offering may be reclaimed by the Agent, if, within 30 days of the offering, the Agent repurchases the Notes distributed by such dealers

MORGAN STANLEY

Additional Provisions

Reference rate

“LIBOR Telerate” as defined in the accompanying prospectus in the section called “Description of Debt Securities – Floating Rate Debt Securities” and “– Base Rates” with an index maturity of 6 months and an index currency of US dollars and as displayed on Telerate page 3750; provided that for the determination of the reference rate on any calendar day, the “interest determination date” shall be that calendar day unless that calendar day is not a London banking day, in which case the reference rate shall be the reference rate on the immediately preceding London banking day; provided that the reference rate for any day from and including the fifth New York banking day prior to the related interest payment date for any interest payment period shall be the reference rate as in effect on the London banking day immediately preceding such fifth New York banking day prior to such interest payment date.

Reference rate range	Greater than 0.00% and less than or equal to 6.75-7.00%. The actual reference rate range will be determined on the pricing date.

New York banking day	New York banking day means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York, New York.

Risk Factors

     The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

      If there are no accrual days in any interest payment period commencing on or after December 6, 2007, we will not pay any interest on the notes for that interest payment period and the market value of the notes may decrease.

     It is also possible that the reference rate will not be within the reference rate range for so many days during any quarterly interest payment period commencing on or after December 6, 2007 that the interest payment for that quarterly interest payment period will be less than the amount that would be paid on an ordinary debt security and may be zero. To the extent that the reference rate remains outside the reference rate range, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

      The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

     The reference rate for the last five New York banking days of an interest payment period will be the reference rate on the London banking day immediately prior to those five days.

     Because the reference rate for the last five New York banking days of an interest payment period will be the reference rate on the London banking day immediately prior to those five days, if the reference rate on that London banking day is not within the reference rate range, you will not receive any interest in respect of those five days even if the reference rate as actually calculated on any of those days were to be within the reference rate range.

     The notes will not be listed

     The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Morgan Stanley & Co. Incorporated (“MS & Co.”) currently intends to act as a market maker for the notes but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices

     Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Historical Information

     The following graph sets forth the reference rate for the period from November 2, 1991 to November 2, 2006. The historical performance of the reference rate should not be taken as an indication of its future performance. We cannot give you any assurance that the reference rate will be within the reference rate range on any day of any interest payment period commencing on or after December 6, 2007. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

Supplemental Information Concerning Plan of Distribution

     We expect to deliver the notes against payment therefore in New York, New York on December 6, 2006 which will be the                 scheduled business day following the pricing date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

United States Federal Income Taxation

     The notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Floating Rate Notes.”

     If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.” Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.